February 18, 2010

Via EDGAR

Kevin Dougherty

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Dougherty:

Re:

Axiologix Education Corporation (the “Company”)

Registration Statement on Form S-1

Filed August 13, 2009, September 22, 2009, January 12, 2010, February 16, 2010

File No. 333-161321

We are counsel for the Company and write this letter on behalf of the Company.  We are writing to inform you that the Company has filed a fifth amendment to its Form S-1 to correct two errors which were discovered subsequent to filing its fourth amendment.

The Company has removed the following risk factor, which is no longer true due to the restatement of the price per share that shares for services were issued, and the subsequent reduction in the number of shares issued:

“BECAUSE OUR SOLE OFFICER OWNS 83.0% OF OUR OUTSTANDING COMMON STOCK, HE COULD MAKE AND CONTROL CORPORATE DECISIONS THAT MAY BE DISADVANTAGEOUS TO MINORITY SHAREHOLDERS.

Our sole officer, John P. Daglis owns approximately 83.0% of the outstanding shares of our common stock.  Accordingly, he will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets.  He will also have the power to prevent or cause a change in control.  The interests of our director may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.”

In addition, the Company has added the following related disclosure in the section entitled “Recent Sales of Unregistered Securities”:

“On February 8, 2010, we revalued the shares from $0.001 per share to $0.10 per share and rescinded 8,652,600 shares.  The net result is that Mr. Daglis was issued 85,800 shares and Messrs. Ramadan, Romito, Siliunas and Seaverns were each issued 400 shares for their services.”

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Please contact the writer if you have any further questions.

Yours truly,

DEAN LAW CORP.

Per: /s/ Faiyaz Dean

Faiyaz A. Dean

Attorney-at-Law